Exhibit 99.1

TowerJazz Reports Full Year 2018 Results:

Revenue of $1.3 Billion, Cash from Operations of $313 Million,
Resulting in Net Profit of $136 million and EPS of $1.35

Sequential Growth in the Fourth Quarter for All Metrics

MIGDAL HAEMEK, ISRAEL – February 19, 2019– TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its results for the full year and for the fourth quarter ended December 31, 2018.

Highlights of the Full Year 2018:

▪	Revenues of $1.3 billion resulting in EBITDA of $362 million, net profit of $136 million and basic earnings per share of $1.35;

▪	Cash generated from operations of $313 million with $170 million investments in property and equipment, resulting in free cash flow of $143 million;

▪	Further strengthened the balance sheet and financial position during the year:

▪	Record shareholders’ equity reaching $1.2 billion;

▪	Received upgraded S&P rating from “ilA+ stable” to “ilAA- stable”.

Highlights of the Fourth Quarter of 2018:

•	Revenues of $334 million, up $11 million as compared with the third quarter of 2018;

•	Sequential increase in net profit and basic earnings per share to $38 million and $0.37, respectively, from $34 million and $0.34, respectively;

•	Cash generated from operations of $91 million with $49 million invested in property and equipment, resulting in free cash flow of $43 million.

Business Outlook
TowerJazz expects revenues for the first quarter of 2019 to be $310 million, with an upward or downward range of 5%.

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “We are pleased with our fourth quarter sequential revenue and margins’ growth, in the face of multiple recent market financial releases citing near-term macroeconomic concerns, resulting in a semiconductor market that is tightly controlling inventories. We enter 2019 with certain geo-economic headwinds but remain confident in our value creation thesis. In each of our focused areas, we have had recent strong customer wins, namely advanced infrastructure, 5G enabling switches, breakthrough power management efficiency, and unrivaled industrial and medical image sensors figure-of-merit. These market segments are strategic and solid mid- to long-term growth drivers. The powerful aforementioned parallel activities of our different business units, driven by worldwide impassioned human capability, and strengthened by our growing financial resources, will undoubtedly create notable milestones throughout the year.”

Ellwanger updated: “We continue to progress with our TPSCo partnership, aligned on a first contract extension of 3 years for the next phase of TPSCo, beginning the second quarter of 2019. We expect similar loading as present run rate, with some changes to the pricing tables, resulting in some revenue reduction from our partner. This is expected to be mitigated by core business revenue growth, mainly 300mm which is presently ramping, strong efficiencies, and TPSCo specific cost reduction activities, enabling margins’ growth.”

Full Year Results Overview
Revenues for 2018 were $1.3 billion compared to $1.39 billion in 2017. Gross and operating profits for 2018 were $293 million and $155 million, respectively, as compared to $354 million and $220 million, respectively, in 2017. EBITDA for 2018 was $362 million, representing 28% EBITDA margin.

Net profit for 2018 was $136 million, representing $1.35 basic earnings per share and $1.32 diluted earnings per share, as compared to $298 million net profit, or $3.08 basic earnings per share and $2.90 diluted earnings per share in 2017. Net profit for 2017 included $82 million income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release and $13 million income tax benefit related to U.S. tax reform.

During 2018, debt was reduced by $98 million, resulting in an annual financing expenses savings of $7 million, and included:

▪	Full conversion of short-term notes in the amount of $58 million to shares, $39 million of which were converted during the fourth quarter of 2018.
The notes conversion resulted in annual cash savings of $5 million.
Post conversion, the current outstanding share count is 105 million and fully diluted share count remains at 108 million, similar to previous quarters;

▪	In July 2018, the Company early repaid $40 million loan, initially borrowed in 2016 in relation to the acquisition of the San Antonio fab and its ramp.

▪
In June 2018, TPSCo restructured its outstanding loans originally due 2018-2020, by early repayment of these loans and obtaining a new approximately $100 million loan from three leading Japanese banks at improved terms and longer duration through June 2025.

Free cash flow for 2018 was $143 million, with $313 million cash from operations, net of $170 million investments in fixed assets, net. The other main cash activities during 2018 were: $158 million investment in short-term deposits, marketable securities and other investments (mainly interest-bearing bank deposits) and $49 million of debt repaid, net of debt received, which included mainly the early repayment of the $40 million loan borrowed in 2016 in relation to the acquisition of the San Antonio fab and its ramp.

Record shareholders' equity as of December 31, 2018 was $1.24 billion, as compared to $1.03 billion as of December 31, 2017.

In April 2018, the Company and its series G bonds received an upgraded rating from Ma’alot (an Israeli rating company which is fully owned by S&P Global Ratings). Its previous rating was ilA+ with a stable horizon and the new upgraded rating is ilAA-, with a stable horizon.

Fourth Quarter Results Overview
Revenues for the fourth quarter of 2018 were $334 million, $11 million higher than in the prior quarter and compared to $358 million in the fourth quarter of 2017.

Gross and operating profits for the fourth quarter of 2018 were $76 million and $40 million, respectively, as compared to $73 million and $39 million, respectively, in the third quarter of 2018 and as compared to $89 million and $54 million, respectively, in the fourth quarter of 2017.

EBITDA for the fourth quarter of 2018 was $93 million, representing a 28% EBITDA margin, compared with $89 million in the prior quarter and $107 million for the fourth quarter of 2017.

Net profit for the fourth quarter of 2018 was $38 million, or $0.37 basic earnings per share, as compared to net profit of $34 million or $0.34 basic earnings per share in the third quarter of 2018 and $147 million, or $1.50 basic earnings per share in the fourth quarter of 2017. Net profit for the fourth quarter of 2017 included $82 million income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release and $13 million income tax benefit related to U.S. tax reform.

Free cash flow for the fourth quarter of 2018 was $43 million, with $91 million cash flow from operations and $49 million investments in fixed assets, net. During the fourth quarter of 2018, $123 million were invested in deposits, marketable securities and other investments, net (mainly interest-bearing bank deposits).

Teleconference and Webcast
TowerJazz will host an investor conference call today, Tuesday, February 19, 2019, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the fourth quarter and full year 2018 and its outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com , or by calling 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived on TowerJazz’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted” financial measures, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release; and (4) income tax benefit related to U.S. tax reform. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other expense, net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release, is comprised of cash, cash equivalents, short-term deposits and marketable securities (in the amounts of $641 million and $560 million as of December 31, 2018 and December 31, 2017, respectively) less the outstanding principal amount of bank loans (in the amounts of $100 million and $138 million as of December 31, 2018 and December 31, 2017, respectively), the outstanding principal amount of capital leases (in the amounts of $47 million and $16 million as of December 31, 2018 and December 31, 2017, respectively) and the outstanding principal amount of debentures (in the amount of $122 million and $180 million as of December 31, 2018 and December 31, 2017, respectively). The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. In addition, the term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities (in the amounts of $91 million and $85 million for the three months periods ended December 31, 2018 and December 31, 2017, respectively and in the amounts of $313 million and $356 million for the years ended December 31, 2018 and December 31, 2017, respectively) less cash for investments in property and equipment, net (in the amounts of $49 million and $41 million for the three months periods ended December 31, 2018 and December 31, 2017, respectively and in the amounts of $170 million and $165 million for the years ended December 31, 2018 and December 31, 2017, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy-Karoubi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of December 31, 2018 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed and closed in the US and is still pending in Israel; (xi) our majority stake in TPSCo and integration of the San Antonio fabrication facility, including new customer engagements, qualification and production ramp-up, (xii) the closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from first parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv) receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected, (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiv) the concentration of our business in the semiconductor industry, (xxv) product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxix) achieving acceptable device yields, product performance and delivery times, (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; (xxxv) negotiation and closure of a definitive agreement in relation to the fab establishment in China, as well as implementation of this project through required funding and resources and receipt of future proceeds therefrom; and (xxxvi) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	December 31,
	2018	2017

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$385,091	$445,961
Short-term deposits	120,079	--
Marketable securities	135,850	113,874
Trade accounts receivable	153,409	149,666
Inventories	170,778	143,315
Other current assets	22,752	21,516
Total current assets	987,959	874,332

LONG-TERM INVESTMENTS	35,945	26,073

PROPERTY AND EQUIPMENT, NET	657,234	635,124

INTANGIBLE ASSETS, NET	13,435	19,841

GOODWILL	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	88,404	111,269

TOTAL ASSETS	$1,789,977	$1,673,639

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$10,814	$105,958
Trade accounts payable	104,329	115,347
Deferred revenue and customers' advances	20,711	14,338
Other current liabilities	67,867	66,730
Total current liabilities	203,721	302,373

LONG-TERM DEBT	256,669	228,723

LONG-TERM CUSTOMERS' ADVANCES	28,131	31,908

LONG-TERM EMPLOYEE RELATED LIABILITIES	13,898	14,662

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	51,353	66,267

TOTAL LIABILITIES	553,772	643,933

TOTAL SHAREHOLDERS' EQUITY	1,236,205	1,029,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,789,977	$1,673,639

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2018	2018	2017

REVENUES	$333,590	$322,596	$357,614

COST OF REVENUES	257,957	249,975	268,256

GROSS PROFIT	75,633	72,621	89,358

OPERATING COSTS AND EXPENSES:

Research and development	18,378	18,236	18,370
Marketing, general and administrative	17,016	15,826	16,502

	35,394	34,062	34,872

OPERATING PROFIT	40,239	38,559	54,486

FINANCING AND OTHER EXPENSE, NET	(3,907)	(2,497)	(7,080)

PROFIT BEFORE INCOME TAX	36,332	36,062	47,406

INCOME TAX BENEFIT (EXPENSE), NET	183	(2,388)	101,236	(a)

PROFIT BEFORE NON CONTROLLING INTEREST	36,515	33,674	148,642	(a)

NON CONTROLLING INTEREST	1,558	(28)	(1,431)

NET PROFIT	$38,073	$33,646	$147,211	(a)

BASIC EARNINGS PER SHARE	$0.37	$0.34	$1.50	(a)

Weighted average number of shares	103,997	100,158	98,312

DILUTED EARNINGS PER SHARE	$0.36	$0.33	$1.40	(a)

Net profit used for diluted earnings per share	$38,073	$33,646	$149,502	(a)

Weighted average number of shares	105,776	102,083	106,776

(a)	Three months ended December 31, 2017 included $82,370 Israeli deferred tax asset realization following valuation allowance release and $12,970 income tax benefit related to U.S. tax reform.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2018	2017

REVENUES	$1,304,034	$1,387,310

COST OF REVENUES	1,011,087	1,033,005

GROSS PROFIT	292,947	354,305

OPERATING COSTS AND EXPENSES:

Research and development	73,053	67,664
Marketing, general and administrative	64,951	66,799

	138,004	134,463

OPERATING PROFIT	154,943	219,842

FINANCING AND OTHER EXPENSE, NET	(15,626)	(18,074)

PROFIT BEFORE INCOME TAX	139,317	201,768

INCOME TAX BENEFIT (EXPENSE), NET	(5,938)	99,888	(a)

PROFIT BEFORE NON CONTROLLING INTEREST	133,379	301,656	(a)

NON CONTROLLING INTEREST	2,200	(3,645)

NET PROFIT	$135,579	$298,011	(a)

BASIC EARNINGS PER SHARE	$1.35	$3.08	(a)

Weighted average number of shares	100,399	96,647

DILUTED EARNINGS PER SHARE	$1.32	$2.90	(a)

Net profit used for diluted earnings per share	$135,579	$306,905	(a)

Weighted average number of shares	102,517	105,947

(a)
Year ended December 31, 2017 included $82,370 tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release and $12,970 income tax benefit related to U.S. tax reform.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF CERTAIN FINANCIAL DATA (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2018	2018	2017

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$38,073	$33,646	$147,211
Stock based compensation	3,906	2,710	3,481
Amortization of acquired intangible assets	1,614	1,627	1,564
Income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release	--	--	(82,370)
Income tax benefit related to U.S. tax reform	--	--	(12,970)

ADJUSTED NET PROFIT	$43,593	$37,983	$56,916

ADJUSTED EARNINGS PER SHARE:
Basic	$0.42	$0.38	$0.58
Diluted	$0.41	$0.37	$0.55
Fully diluted	$0.41	$0.37	$0.55

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$43,593	$37,983	$56,916
Diluted	$43,593	$37,983	$59,207
Fully diluted	$44,663	$40,149	$59,207

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	103,997	100,158	98,312
Diluted	105,776	102,083	106,776
Fully diluted	108,268	108,146	107,721

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$40,239	$38,559	$54,486
Depreciation of fixed assets	46,950	46,172	47,741
Stock based compensation	3,906	2,710	3,481
Amortization of acquired intangible assets	1,614	1,627	1,564

EBITDA	$92,709	$89,068	$107,272

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF CERTAIN FINANCIAL DATA (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Year ended
	December 31,
	2018	2017

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$135,579	$298,011
Stock based compensation	12,661	11,648
Amortization of acquired intangible assets	6,554	8,307
Income tax benefit resulted from Israeli deferred tax asset realization following valuation allowance release	--	(82,370)
Income tax benefit related to U.S. tax reform	--	(12,970)

ADJUSTED NET PROFIT	$154,794	$222,626

ADJUSTED EARNINGS PER SHARE:
Basic	$1.54	$2.30
Diluted	$1.51	$2.19
Fully diluted	$1.51	$2.15

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$154,794	$222,626
Diluted	$154,794	$231,520
Fully diluted	$163,194	$231,520

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	100,399	96,647
Diluted	102,517	105,947
Fully diluted	108,268	107,721

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$154,943	$219,842
Depreciation of fixed assets	187,460	185,464
Stock based compensation	12,661	11,648
Amortization of acquired intangible assets	6,554	8,307

EBITDA	$361,618	$425,261

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	December 31,	December 31,
	2018	2017

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$464,446	$480,407

Net cash provided by operating activities	91,496	85,285
Investments in property and equipment, net	(48,654)	(41,349)
Exercise of options, net	9	3,278
Investments in short-term deposits, marketable securities and other assets, net	(123,126)	(64,867)
Debt repaid, net	(2,924)	(16,863)
Effect of Japanese Yen exchange rate change over cash balance	3,844	70

CASH AND CASH EQUIVALENTS - END OF PERIOD	$385,091	$445,961

FREE CASH FLOW	$42,843	$43,936

	Year ended
	December 31,	December 31,
	2018	2017

CASH AND SHORT-TERM DEPOSITS - BEGINNING OF PERIOD	$445,961	$389,377

Net cash provided by operating activities	312,897	355,635 (b)
Investments in property and equipment, net	(169,741)	(164,717)
Exercise of warrants and options, net	714	31,315
Investments in short-term deposits, marketable securities and other assets, net	(158,476)	(114,736)
Debt repaid, net	(48,849)	(50,255)
Effect of Japanese Yen exchange rate change over cash balance	2,585	3,720
TPSCo dividend to Panasonic	--	(4,378)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$385,091	$445,961

FREE CASH FLOW	$143,156	$190,918 (b)

(b)	Net cash provided by operating activities for the year ended December 31, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended			Three months ended
	December 31,			December 31,
	2018	2017		2018	2017
				(unaudited)	(unaudited)
CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$133,379	$301,656		$36,515	$148,642

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	214,391	208,411		54,157	51,310
Effect of indexation, translation and fair value measurement on debt	(9,791)	12,865		(4,042)	2,281
Other expense, net	2,442	2,627		4,006	3,027
Changes in assets and liabilities:
Trade accounts receivable	(3,096)	(6,564)		10,933	788
Other assets	11,260	(8,321)		3,096	445
Inventories	(26,344)	(4,277)		(9,702)	92
Trade accounts payable	(3,562)	(8,649)		(4,783)	(2,786)
Deferred revenue and customers' advances	2,625	(21,803)		8,768	(17,882)
Other current liabilities	(867)	(8,219)		(7,239)	1,765
Long-term employee related liabilities	(795)	(3,247)		(361)	(2,482)
Deferred tax, net and other long-term liabilities	(6,745)	(108,844)		148	(99,915)
Net cash provided by operating activities	312,897	355,635	(b)	91,496	85,285

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(169,741)	(164,717)		(48,654)	(41,349)
Investments in deposits, marketable securities and other assets, net	(158,476)	(114,736)		(123,126)	(64,867)
Net cash used in investing activities	(328,217)	(279,453)		(171,780)	(106,216)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(48,849)	(50,255)		(2,924)	(16,863)
Exercise of warrants and options, net	714	31,315		9	3,278
Dividend paid to Panasonic	--	(4,378)		--	--
Net cash used in financing activities	(48,135)	(23,318)		(2,915)	(13,585)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	2,585	3,720		3,844	70

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(60,870)	56,584		(79,355)	(34,446)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	445,961	389,377		464,446	480,407

CASH AND CASH EQUIVALENTS - END OF PERIOD	$385,091	$445,961		$385,091	$445,961

(b)	Net cash provided by operating activities for the year ended December 31, 2017 included $18,000 received from Tacoma as announced on August 21, 2017.